McEwen Mining Inc.
150 King Street West, Suite 800
Toronto, Ontario
Canada M5H 1J9

July 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance
Office of Energy & Transportation 100 F Street, N.E.
Washington, D.C. 20549

Re:	McEwen Mining Inc. Registration Statement on Form S-4 (File No. 333-279639) Request for Acceleration of Effective Date

Dear Mr. Skinner:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, McEwen Mining Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”), as amended by pre-effective amendment No. 1 filed on June 14, 2024, amendment No. 2 filed on June 27, 2024 and amendment No. 3 filed on July 10, 2024 (the “Amendment”), to 4:30 p.m. Eastern Time on July 10, 2024 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Richard Aftanas of Hogan Lovells US LLP at (212) 918-3267.

[Signature page follows]

Sincerely,

McEwen Mining Inc.

By:
Carmen L. Diges
General Counsel